Special Meeting of Shareholders of Guinness Flight
Asia Blue Chip Fund

Special Meeting of Shareholders (the "Meeting") was held on August 17, 2000 at 9:00 a.m. Pacific time at the offices of the Fund located at 225 South Lake
Avenue, Suite 777, Pasadena, California 91101 for the following purposes:

To approve an amendment to the Fund's fundamental investment objective and, if approved, change Fund's name to the Asia New Economy Fund.

Number of shares:

  For       396,440
  Against          35,378
  Abstained   23,161